Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE DECLARES A QUARTERLY DIVIDEND OF $0.20 PER SHARE

Toronto (April 27, 2012) — Agnico-Eagle Mines Limited is pleased to announce that its Board of Directors has approved the payment of a quarterly cash dividend of $0.20 per common share.  The next of these dividends will be paid on June 15, 2012 to shareholders of record as of June 1, 2012.  Agnico-Eagle has declared a cash dividend to its shareholders for 30 consecutive years.

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

Dividend Reinvestment and Share Purchase Plan

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and/or development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders exposure to gold, on a per share basis.  It has declared a cash dividend for 30 consecutive years.  www.agnico-eagle.com